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FEB 05 2015

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SECURITIES AND EXCHANGE COMMISSION

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2/6/15

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wintour & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

246 Lewis Avenue
(No. and Street)

Westbury, NY 11590
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christian Wintour (516) 535 - 0020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

14220 Park Row #831 Houstoin, TX 77084
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/9/15

OATH OR AFFIRMATION

I, Christian Wintour, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wintour & Company, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

President & CEO

Title

Notary Public

EDUARDO A FREITES
Notary Public - State of New York
NO. 01FR6191709
Qualified in Suffolk County
My Commission Expires 2/18/16

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wintour & Company, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon
and
Supplemental Report on Internal Controls

For the Year-Ended December 31, 2014

Contents

Nathan T. Tuttle, CPA

14220 Park Row, Suite 831
Houston, Texas 77084

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Shareholder and
Board of Directors
Wintour & Company, Inc.

I have audited the accompanying statement of financial condition of Wintour & Company, Inc. (the "Company") as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that that the audit evidence that I obtained is sufficient and appropriate to provide a reasonable basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, Texas
January 23, 2015

Certified Public Accountant

Wintour & Company, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2014

Assets

Cash and Cash Equivalents	86,559
FINRA Daily Account/Rebate	1,210
Prepaid Expenses	450
Total Assets	$ 88,219

Liabilities and Stockholder's Equity

Current Liabilities	
Accounts Payable	$ 1,342
Total Liabilities	$ 1,342
Common Stock: 200 Shares Authorized, 53 issued and Outstanding, no stated value	$ 56,000
Retained Deficit	(39,200)
Net Income	70,077
Total Shareholder's Equity	$ 86,877
Total Liabilities and Shareholder's Equity	$ 88,219

The accompanying notes are an integral part of these financial statements.

Wintour & Company, Inc.
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2014

Revenue	$	85,000
General and Administrative Expenses		
General Administrative:		14,901
Total General and Administrative Expenses	$	14,901
Income from Operations	$	70,099
Other Income		
Interest Income	$	3
Net Profit before Income Tax Provision	$	70,102
Provision for State Franchise Taxes		(25)
Net Income	$	70,078

The accompanying notes are an integral part of these financial statements.

Wintour & Company, Inc.
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2014

Operating Activities:		
Net Profit		70,078
Changed in Other Operating Assets and Liabilities:		
Prepaid Expenses		0
FINRA Daily Account /Rebate		0
Accounts Payable		212
Net Cash Provided by Operations	$	70,290
Financing Activities		
Capital Contributed by Shareholder	$	8,709
Net Cash Provided by Financing Activities	$	8,709
Net Increase in Cash	$	78,999
Cash at January 1, 2014	$	7,560
Cash at December 31, 2014	$	86,559

Supplemental Disclosure of Cash Flow Information:		
Interest Paid During the Fiscal Year	$	0
State Franchise Taxes Payable During the Fiscal Year	$	25

The accompanying notes are an integral part of these financial statements.

Wintour & Company, Inc.
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2014

	Common Stock	Retained Deficit	Total
Balance at December 31, 2013	$ 47,292	$ (39,201)	$ 8,091
Capital contributed by shareholder	8,709		8,709
Net Income		70,078	70,078
Balance at December 31, 2014	$ 56,000	$ 30,877	$ 86,878

The accompanying notes are an integral part of these financial statements.

Wintour & Company, Inc.
Financial Statements

Statement of Changes in Liabilities Subordinated To Claims of General Creditors

As of and for the Year-Ended December 31, 2014

Balance of Subordinated Claims at January 1, 2014		$ 0
Additions	$ 0	
Subtractions	$ 0	
Balance of Subordinated Claims at December 31, 2014		$ 0

The accompanying notes are an integral part of these financial statements.

Wintour & Company, Inc.
Notes to Financial Statements
As of and for the Year-Ended December 31, 2014

1. Organization

Wintour & Company, Inc. (the Company) is a privately held company formed in New York in October 2011 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA). The Company advises clients on mergers and acquisitions.

The Company as of December, 2014, was a wholly owned subsidiary of The Wintour Group Corporation. The Company's main office is located in Westbury, New York.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Retainer revenues & success fees - Retainer revenues and success fees are recorded when all contracted services have been provided by the Company and the Company is reasonably assured of their collection.

Cash - For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes - The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholder and therefore, no provision for federal income taxes has been included in the financial statements.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, prepaid expense, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2014 because of their short term nature.

4. Related Party Transaction

Wintour Group Corporation leases office space to the Company at a cost of $55 per month.

5. Change in Capitalization - Shares Issued

Wintour Group Corporation purcashed 10 additonal shares for contributed cash of $8,709, bringing the total number of shares outstanding from 43 to 53.

6. Subsequent Events

The Company has made a review of material subsequent events through January 23, 2015, the date the report was made available to the auditor and found no material subsequent events reportable during this period.

The remainder of this page intentionally left bank.

Wintour & Company, Inc.
Financial Statements
Supplementary Schedules Pursuant to
SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Computation of Net Capital

Total Stockholder's Equity		$86,877.00
Non-Allowable Assets		
Prepaid Expenses	$ 450.00	
FINRA Daily Account	$1,210.00	
Haircuts on Securities Positions		
Securities Haircuts	$ -	
Undue Concentration Charges	$ -	
Net Allowable Capital		$85,217.00

Computation of Basic Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate	$ 89.51
Indebtedness Minimum Dollar Net Capital Requirement of Reporting	$ 5,000.00
Broker/Dealer	$ 5,000.00
Net Capital Requirement	$ 80,217.00
Excess Net Capital	

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$1,342.00
Percentage of Aggregate Indebtedness to Net Capital	1.57%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2014	$ 85,217.00
Adjustments	0
Net Capital per Audit	$85,217.00
Reconciled Difference	$0.00

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 1000% (10:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $85,217 which was $80,217 in excess of its required net capital of $5,000. The Company's net capital ratio was .02 to 1.

The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i); the Company shall maintain a "Special Account for the Exclusive Benefit of customers maintained".

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer's SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Wintour & Company, Inc.

Financial Statements
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Wintour
& Co.

246 Lewis Avenue I Westbury, NY 11590
516.535.0020 (d) I 516.280.7130 (f)

January 23, 2015

Nathan T. Tuttle, CPA
14220 Park Row
Suite 831
Houston, Texas 77084

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief Wintour & Company, Inc.:

1. Wintour & Company, Inc. claims exemption **15c3-3(k)(2)(i)** from 15c3-3;
2. Wintour & Company, Inc. has met the identified exemption from January 1, 2014 through December 31, 2014, without exception, unless, if applicable, are stated in number 3, below;
3. Wintour & Company, Inc. has had no exceptions to report this fiscal year.

Regards,

Christian Wintour
Wintour & Company, Inc
CEO

1/23/15
Date

ɪ ɴ ɪ Tuttle, CPA
14220 Park Row
Suite 831
Houston, TX 77084
Off: (713) 256-1084
Fax: (832) 426-5786
tuttnat@yahoo.com

EXEMPTION REVIEW REPORT

January 23, 2015
Christian Wintour
Wintour & Company, Inc.
246 Lewis Avenue
Westbury, NY 11590

Dear Mr. Wintour:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Wintour & Company, Inc., identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Wintour & Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) "Special Account for the Exclusive Benefit of customers" maintained. Wintour & Company, Inc. stated that Wintour & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Wintour & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wintour & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(i)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Nathan P. Tuttle

Houston, Texas
January 23, 2015